Filed Pursuant to Rule 424B3

Securities Act File No. 333-228959

Minimum Offering of 1,500,000 Shares

Maximum Offering of 100,000,000 Shares

YieldStreet Prism Fund Inc.

Supplement No. 14 dated March 29, 2023

to

Prospectus dated March 31, 2021

This supplement contains information which amends, supplements or modifies certain information contained in the Prospectus of YieldStreet Prism Fund Inc. (the “Company”) dated March 31, 2021, as amended or supplemented (the “Prospectus”), and should be read together with the Prospectus, as amended or supplemented through the date of this supplement.

You should carefully consider the “Risk Factors” beginning on page 28 of the Prospectus before you decide to invest.

PROSPECTUS SUMMARY

The third paragraph under “Share Repurchase Program” on pages 16-17 of the Prospectus is hereby amended and restated as follows:

We will limit the number of shares to be repurchased in any calendar year to 20% of the number of shares outstanding, or 5% in each quarter, though the actual number of shares that we offer to repurchase may be less in light of the limitations noted below. At the discretion of our Board of Directors, we may use cash on hand, cash available from borrowings, and cash from the sale of investments as of the end of the applicable period to repurchase shares. A certain amount of cash may be reserved for upcoming investments. We will offer to repurchase such shares at a price equal to the net asset value per share of our common stock as of the close of business on the date each share repurchase offer expires. To the extent our Board of Directors determines that it is appropriate to do so, we may reduce the repurchase price in any quarter by up to 2% in order to offset the expenses we expect to incur in connection with conducting such repurchase offer.

RISK FACTORS

The following risk factors set forth on page 37 of the Prospectus are amended and restated as follows:

We intend to offer to repurchase outstanding shares on a quarterly basis. As a result, you will have limited opportunities to sell your shares and, to the extent you are able to sell your shares under the program, you may not be able to recover the amount of your investment in our shares.

On a quarterly basis, we intend to deliver repurchase offers to allow you to sell your shares to us at a price equal to the net asset value per share of our common stock as of the close of business on the date each share repurchase offer expires (the “Repurchase Offer Expiration Date”). The share repurchase program will include numerous restrictions that limit your ability to sell your shares. We intend to limit the number of shares repurchased pursuant to our proposed share repurchase program as follows: (1) we will not repurchase shares in any calendar year in excess of 20% of the number of shares outstanding, or 5% in each quarter; and (2) to the extent that the number of shares submitted to us for repurchase exceeds the number of shares that we are able to purchase, we will repurchase shares on a pro rata basis, not on a first-come, first-served basis. A certain amount of cash may be reserved for future investments. Further, we will have no obligation to repurchase shares if the repurchase would violate the restrictions on distributions under federal law or Maryland law, which prohibits distributions that would cause a corporation to fail to meet statutory tests of solvency. These limits may prevent us from accommodating all repurchase requests made in any quarterly period. Our Board of Directors may amend, suspend or terminate the repurchase program upon 30 days’ notice. In addition, although we have adopted a share repurchase program, we have discretion to not repurchase your shares, to suspend the plan, and to cease repurchases. Further, the plan has many limitations and should not be relied upon as a method to sell shares promptly and at a desired price.

The timing of our repurchase offers pursuant to our share repurchase program may be at a time that is disadvantageous to our stockholders.

When we make quarterly repurchase offers pursuant to the share repurchase program, we may offer to repurchase shares at a price that is lower than the price that investors paid for shares in our offering. As a result, to the extent investors have the ability to sell their shares to us as part of our share repurchase program, the price at which an investor may sell shares, which will be the net asset value per share of our common stock as of the close of business on each Repurchase Offer Expiration Date, may be lower than what an investor paid in connection with the purchase of shares in our offering.

In addition, in the event a stockholder chooses to participate in our share repurchase program, the stockholder will be required to provide us with notice of intent to participate prior to knowing what the net asset value per share will be on the Repurchase Offer Expiration Date. Although a stockholder will have the ability to withdraw a repurchase request prior to the Repurchase Offer Expiration Date, to the extent a stockholder seeks to sell shares to us as part of our periodic share repurchase program, the stockholder will be required to do so without knowledge of what the repurchase price of our shares will be on the Repurchase Offer Expiration Date.

Each shareholder may obtain the most recently calculated net asset value per share in such shareholder’s Yieldstreet portfolio available at www.yieldstreet.com, but shareholders should understand that such value is likely to differ, and may differ materially, from the net asset value per share as of the Repurchase Offer Expiration Date.

SHARE REPURCHASE PROGRAM

The fourth paragraph set forth under the heading “Share Repurchase Program” on page 121 of the Prospectus is hereby amended and restated as follows:

We will limit the number of shares to be repurchased in any calendar year to 20% of the number of shares outstanding, or 5% in each quarter, though the actual number of shares that we offer to repurchase may be less in light of the limitations noted below. At the discretion of our Board of Directors, we may use cash on hand, cash available from borrowings and cash from the sale of investments as of the end of the applicable period to repurchase shares. A certain amount of cash may be reserved for upcoming investments.  We will offer to repurchase such shares at a price equal to the net asset value per share of our common stock as of the close of business on the date of each Repurchase Offer Expiration Date. To the extent our Board of Directors determines that it is appropriate to do so, we may reduce the repurchase price in any quarter by up to 2% in order to offset the expenses we expect to incur in connection with conducting such repurchase offer.

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